UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	13 May 2025 - “Director/PDMR Shareholding”

99.1

 Haleon plc: Director/PDMR Shareholding

13 May 2025: Haleon plc (the "Company" or "Haleon") (LSE/NYSE:HLN) today announces notification and public disclosure in accordance with the requirements of The UK Market Abuse Regulation of Transactions by Persons Discharging Managerial Responsibilities ("PDMRs").

On 13 May 2025, the Company received notification of the following transaction as detailed below.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Marie-Anne Aymerich
2	Reason for the notification
a)	Position/status	Independent Non-Executive Director - PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of £0.01 each

	Identification code	GB00BMX86B70

b)	Nature of the transaction	Purchase of Ordinary Shares in the Company
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£4.051	21,300

d)	Aggregated information	N/A - single transaction

- Aggregated volume

- Price

e)	Date of the transaction	9 May 2025
f)	Place of the transaction	London Stock Exchange (XLON)

Amanda Mellor
Company Secretary

About Haleon
Haleon (LSE/NYSE: HLN) is a global leader in consumer health, with a purpose to deliver better everyday health with humanity. Haleon's product portfolio spans six major categories - Oral Health, Vitamins, Minerals and Supplements (VMS), Pain Relief, Respiratory Health, Digestive Health and Therapeutic Skin Health and Other. Its long-standing brands - such as Advil, Centrum, Otrivin, Panadol, parodontax, Polident, Sensodyne, Theraflu and Voltaren - are built on trusted science, innovation and deep human understanding.

For more information, please visit www.haleon.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: May 13, 2025	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary